SYMS CORP.
ONE SYMS WAY
SECAUCUS, NEW JERSEY 07094

December 5, 2011

VIA EDGAR

Edwin S. Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Syms Corp.

File No. 001-08546

Dear Mr. Kim:

This letter is submitted on behalf of Syms Corp. (the “Registrant”).  The Registrant continues to work diligently to finalize the Form 8-KA.  It is the intention of the Registrant to file the Form 8-KA on December 16, 2011.

Kindly contact the undersigned if you would like to discuss this letter.

Very truly yours,

SYMS CORP.

By:	/s/ Laura McCabe Brandt
	Name:	Laura McCabe Brandt
	Title:	Vice President, General Counsel & Corporate Secretary

cc:	Gary Binkoski, Interim Chief Financial Officer